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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                              Comcast Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Class A Special Common Stock, $1.00 par
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  200 300 20 0
             -------------------------------------------------------
                                 (CUSIP Number)


                               Donald E. Meihaus
                         312 Walnut Street, 28th Floor
                             Cincinnati, Ohio 45202
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                December 10, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) of 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

                                                    Page    2    of   3    Pages
                                                         -------    ------

CUSIP No.    200 300 20 0
          -----------------

--------------------------------------------------------------------------------

1  Name of Reporting Person
   I.R.S Identification Nos. of above persons (entities only)

    The Edward W. Scripps Trust
--------------------------------------------------------------------------------

2  Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
           ---------------------------------------------------------------------

   (b)
           ---------------------------------------------------------------------
--------------------------------------------------------------------------------

3  SEC Use Only
--------------------------------------------------------------------------------

4  Source of Funds (See Instructions)
--------------------------------------------------------------------------------

5  Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
   2(d) or 2(e)                                                       [ ]
--------------------------------------------------------------------------------

6  Citizenship or Place of Organization           Ohio
--------------------------------------------------------------------------------

               7  Sole Voting Power      20,349,521

Number Of         --------------------------------------------------------------
Shares Bene-
ficially by    8  Shared Voting Power       0
Owned by Each     --------------------------------------------------------------
Reporting
Person With    9  Sole Dispositive Power 20,349,521

                  --------------------------------------------------------------

              10  Shared Dispositive Power   0
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned by Each Reporting Person
          20,349,521
--------------------------------------------------------------------------------
12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)   6.2%
--------------------------------------------------------------------------------
14  Type of Reporting Person (See Instructions)
     (OO)
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------
    ----------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

(1) Names and I.R.S. Identification Numbers of Reporting Persons -- Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless it is a joint filing pursuant to Rule 13d-1(k)(i) in which case it may not be necessary to check row 2(b)]

(3)  The 3rd row is for SEC internal use; please leave blank.

Item 1.  Security and Issuer.
         -------------------

         This Amendment No. 2 to Schedule 13D relates to Class A Special Common stock, $1.00 par value, of Comcast Corporation, a Pennsylvania corporation, ("Comcast Special Common Stock"), the principal executive offices of which are located at 1500 Market Street, Philadelphia, Pennsylvania 19102-2148.

Item 5.  Interest in Securities of The Issuer.
         ------------------------------------

         On December 10, 1998, the Trust sold 5,000,000 shares of Comcast Special Common Stock in a block trade transaction executed by Goldman, Sachs & Co. for $52.63 per share.

         Following the aforesaid sale, the Trust beneficially owned 20,349,521 shares of Comcast Special Common Stock, representing approximately 6.2% of the outstanding shares of such stock based on a total of 328,571,932 shares of such stock reported to be outstanding by Comcast in its report on Form 10-Q for the quarter ended September 30, 1998.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 THE EDWARD W. SCRIPPS TRUST


                                 By:  /s/ Donald E. Meihaus
                                      ----------------------
                                      Donald E. Meihaus
                                      Secretary-Treasurer